Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2024

Maroussi, Greece, March 13, 2025 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three months and year ended December 31, 2024.

For the three months ended December 31, 2024, our revenues, net were $12.0 million. For the same period, our time charter equivalent (“TCE”) revenues were $7.9 million, a decrease of $4.0 million, or 33.6%, over the comparable period in 2023. Our Adjusted net income for the fourth quarter, 2024 was $0.3 million with Adjusted income per common share of $0.03 basic and diluted. Our Adjusted EBITDA for the three months ended December 31, 2024, was $3.3 million, a decrease of $4.5 million over the comparable period in 2023.

On October 20, 2024, the Company fully redeemed all the remaining outstanding 303,171 shares of its 7.75% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) for $7.6 million. Upon redemption, all outstanding Preferred Shares were cancelled by the Company, cash dividends in respect of these shares were no longer payable and the right to convert the Preferred Shares into an aggregate of 1,353,442 common shares was extinguished. The Preferred Shares also ceased trading on the Nasdaq Capital Market, where they were previously listed under the ticker symbol “PXSAP.”

As the fair value of the Preferred Shares redemption was greater than the carrying amount, a retained earnings reduction of $2.7 million was recognized as a deemed dividend to the preferred shareholders in the fourth quarter for the full PXSAP redemption. Consequently, in the fourth quarter, 2024, the Νet loss attributable to common shareholders was $2.4 million or $0.23 basic and diluted loss per share. Please see “Non-GAAP Measures and Definitions” below, including “Adjusted net income”, which reflects the effect from the full redemption of our Preferred Shares.

Our CEO, Valentios Valentis, commented “Profitable last quarter amid deteriorating market conditions”

We reported our fourth fiscal quarter, 2024 results with Revenues, net of $12.0 million and Adjusted net income of $0.3 million for the period.

During this recent quarter, the product tanker sector experienced decelerating chartering activity due to softening global demand for transportation fuels, seasonal refinery maintenance and moderating inventories of various refined petroleum products. In the quarter ended December 31, 2024, our MR2 tankers, or MRs, generated an average TCE rate of $22,084 per day. Since the beginning of 2025, the product tanker environment has remained volatile. As of March 13, 2025 our MRs were booked at an average estimated TCE of $25,079 per day, with 85% of our MR available days booked in the quarter ending March 31, 2025. Our fleet of three modern eco-efficient MRs is currently employed under short-term time charters for two vessels and on spot voyage for one tanker.

On the dry-bulk side, chartering conditions have remained disappointing due to soft demand for certain commodities and the declining growth of the Chinese economy. In the quarter ended December 31, 2024, our three mid-sized bulkers generated an average TCE rate of $11,582 per day. As of March 13, 2025, our bulkers were booked at an average estimated TCE of $15,028 per day, with 78% of available days booked in the quarter ending March 31, 2025. All of our dry-bulk carriers are currently employed under short-term time charters, with the exception of one vessel undergoing its special survey.

Optimistic view with challenges ahead – Stable demand but, growing vessel supply

For the remainder of 2025, we expect the chartering environment for both product tankers and the dry-bulk market to remain challenging. While stable global demand for seaborne cargoes of a broad range of refined petroleum products and dry-bulk commodities is expected to continue, vessel supply is anticipated to increase due to scheduled deliveries of newbuilds. However, the supply growth is projected to remain relatively manageable for this year. Historically, demand growth for many refined products and dry-bulk commodities has been reasonably correlated to global GDP growth. The IMF recently estimated that global economies will grow annually by 3.3% in both 2025 and 2026. According to Drewry, as of February 28, 2025, the MR orderbook stood at 282 tankers, or 16.3% of global fleet, but 277 MRs, or 16%, are 20 years of age or more. Net supply growth for MR2 of approximately 5% this year is a fair estimate in our opinion. On the dry-bulk side, fleet growth for 2025 is expected to outpace demand growth. However, potential scrapping and slow-steaming of a large number of older bulkers could help mitigate some of the pressure on chartering conditions. Overall fundamental cargo demand is further supported by the ton-mile effects stemming from the continued hostilities of the Russian-Ukrainian war and tensions in the Middle East, as well as resurgence of piracy off the east coast of Somalia. While the possibility of lasting peace and the prospect of softening monetary policies by many central banks promote some optimism, the growing complexity within our sectors, coupled with the uncertainty surrounding macro-economic conditions and global events, including the impact of tariffs and other trade restrictions, necessitate continued prudent management.

Concluded major financial initiatives to enhance shareholder value – common stock buyback program completed & convertible preferred stock fully redeemed to avert potential dilution

At the end of January 2025 we fully utilized our prior authorized expanded $3.0 million common share repurchase program. Since summer 2023, we have acquired over 730,000 common shares in the open market at an average cost of $4.03 per share, excluding commissions. As of the date of this report, we have no ability under our common share repurchase program to purchase any additional common shares. During 2024, we also redeemed all of the outstanding Preferred Shares, which eliminated potential shareholder dilution of approximately 1.8 million common shares. This financial milestone also removed the associated monthly cash dividends, while simultaneously strengthening the trading profile and market perception of our common shares.

With an aggregate investment of $13.1 million in equity repurchases, we have effectively preserved shareholder value by preventing dilution of more than 2.5 million common shares, representing 19.4% of diluted shares, safeguarding the long-term interests of our shareholders.

Potential acquisition opportunities on the horizon as our fleet becomes “greener”

In the second half of 2024, ship values started to decline, creating what we believe will be compelling opportunities in the near future to expand our fleet of mid-sized, modern eco-efficient vessels in both in the product tanker and dry-bulk sectors. In light of this market shift, we expect to maintain our disciplined approach to capital allocation, until more attractive situations materialize which may further enable us to enhance shareholder value. Our strong financial position and deep banking relationships, provides us with the flexibility to pursue acquisition opportunities when these arise. In the near-term, we expect to continue to utilize our operating cash flow to further enhance balance sheet liquidity, repay scheduled debt and complete our high-quality maintenance program. Lastly, this spring, two of our vessels will undergo scheduled special surveys, which will include the installation of advanced, fuel-saving devices to further improve their environmental efficiency.”

Results for the three months ended December 31, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

For the three months ended December 31, 2024, we reported Revenues, net of $12.0 million, or a 9.2% decrease from $13.2 million in the comparable 2023 period. Our Net income attributable to Pyxis Tankers Inc. was $0.3 million, compared to a Net income attributable to Pyxis Tankers Inc. of $21.8 million for the same period in 2023. Reported Adjusted net income was $0.3 million or Adjusted income of $0.03 basic and diluted per share, compared to an Adjusted net income of $21.6 million, or Adjusted income per common share of $2.04 basic and $1.76 diluted, for the same period in 2023. In the fourth quarter of 2023, we recognized a $17.1 million gain on the sale of the 2015 built MR tanker “Pyxis Epsilon”. The weighted average number of basic shares remained at 10.6 million in the most recent period versus the fourth quarter, 2023. The average MR daily TCE rate during the fourth quarter of 2024 was $22,084 or 27.6% lower than the $30,484 MR daily TCE rate for the same period in 2023, due to increased unfixed days of 29 in the most recent period from four days in 2023. The dry-bulk carriers had an average daily TCE rate of $11,582 for the fourth quarter of 2024 or 31.6% lower than the $16,932 daily TCE rate in the same period in 2023 due to poor market conditions. The revenue mix of the MRs for the fourth quarter of 2024 was 21% under short-term time charters and 79% from spot market employment, while the bulkers were only hired for short-term time charters. Adjusted EBITDA decreased by $4.5 million to $3.3 million in the fourth quarter of 2024 from $7.7 million for the same period in 2023.

Results for the years ended December 31, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

For the year ended December 31, 2024, we reported Revenues, net of $51.5 million, an increase of $6.1 million, or 13.4%, from $45.5 million in the comparable period of 2023. During the twelve months of 2024, our MRs were contracted for 626 days or 57% under short-term time charters and for the rest of the year employed in the spot market resulting in an overall MR average daily TCE rate of $29,289. Also, during the same period, our bulkers were contracted under short-term time charters resulting in an overall dry-bulk average daily TCE rate of $15,353.

Our Net income attributable to Pyxis Tankers Inc. for the twelve months ended December 31, 2024, was $12.9 million, or Adjusted income of $1.17 per common share basic and $0.96 per common share diluted, compared to a Net income attributable to Pyxis Tankers Inc. of $37.0 million, or Adjusted income of $3.38 per common share basic and $2.94 per common share diluted in 2023. During the previous year 2023, we recognized an aggregate gain from vessels sales of $25.1 million which included an $8.0 million gain from the 2009 built “Pyxis Malou” sale in the first quarter of 2023 and $17.1 million gain from “Pyxis Epsilon” sale in the fourth quarter of 2023. During the year ended December 31, 2024, we generated a higher MR daily TCE rate of $29,289 and higher MR fleet utilization of 96.1%, compared to a daily TCE rate of $26,633 and utilization of 95.7% for the same period in 2023. During 2024, we operated on average three MR tankers compared to an average of 4.2 MRs in the prior year. During the year 2024, we expanded our dry-bulk fleet with the acquisitions of the 2015-built scrubber-fitted “Konkar Asteri” in February 2024 and a sister-ship, the 2015-built “Konkar Venture” in June 2024. The dry-bulk vessels achieved daily TCE rates of $15,353 and utilization of 82.9% in the year ended 2024, compared to daily TCE rate of $15,323 and utilization of 80.7% during the prior year. In 2024, we operated an average of 2.4 bulk carriers compared to 0.3 in 2023.

Tanker fleet		Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2023	2024	2023	2024
which are presented in U.S. dollars per day)
MR Revenues, net [1]		$11,670	8,983	43,889	38,400
MR Voyage related costs and commissions [1]		(1,214)	(3,528)	(6,124)	(7,500)
MR Time Charter Equivalent revenues [1,3]		$10,456	5,455	37,765	30,900

MR Total operating days [1]		343	247	1,418	1,055
MR Daily Time Charter Equivalent rate [1,3]	$/d	30,484	22,084	26,633	29,289
Average number of MR vessels [1]		3.8	3.0	4.2	3.0

Dry-bulk fleet		Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2023	2024	2023	2024
which are presented in U.S. dollars per day)
Dry-bulk Revenues, net [2]		$1,579	3,052	1,579	13,143
Dry-bulk Voyage related costs and commissions [2]		(89)	(562)	(231)	(2,027)
Dry-bulk Time Charter Equivalent revenues [2,3]		$1,490	2,490	1,348	11,116

Dry-bulk Total operating days [2]		88	215	88	724
Dry-bulk Daily Time Charter Equivalent rate [2,3]	$/d	16,932	11,582	15,323	15,353
Average number of Dry-bulk vessels [2]		1.0	3.0	0.3	2.4

Total fleet		Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2023	2024	2023	2024
which are presented in U.S. dollars per day)
Revenues, net [1,2]		$13,249	12,035	45,468	51,542
Voyage related costs and commissions [1,2]		(1,303)	(4,091)	(6,355)	(9,527)
Time Charter Equivalent revenues [1,2,3]		$11,946	7,944	39,113	42,015

Total operating days [1,2]		431	462	1,506	1,779
Daily Time Charter Equivalent rate [1,2,3]	$/d	27,717	17,197	25,972	23,617
Average number of vessels [1,2]		4.8	6.0	4.5	5.4

1 a) The eco-modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

b) The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

c) For the three and twelve months ended December 31, 2024, net credits of $1 thousand and $19 thousand, respectively, attributable to previous years sold vessels have been excluded.

2 a) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

b) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

c) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August, 2024

3 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion & Analysis of Financial Results for the Three Months ended December 31, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $12.0 million for the three months ended December 31, 2024, represented a decrease of $1.2 million, or 9.2%, from $13.2 million in the comparable period of 2023. In the fourth quarter of 2024, our average daily TCE rate for our MR fleet was $22,084, a $8,400 per day decrease from $30,484 for the same period in 2023. This decline in Revenues, net was the result of operating one less MR, softer charter rates as well as lower utilization of 89.5% in the fourth quarter of 2024 in comparison to the 97.7% in the same period of 2023. Also, in the most recent quarter, our dry-bulk average daily TCE rate was $11,582, a $5,350 per day decrease from $16,932 for the same period in 2023. This decrease was the result of lower dry-bulk charter rates and utilization of 77.9% in comparison to the 95.7% in the same period, 2023. Total fleet ownership days in the fourth quarter of 2024 were 552 for an average 6.0 vessels compared with 443 days for an average 4.8 vessels for the same period of 2023. This increase was due to the acquisition of the two Kamsarmax dry-bulk vessels earlier in 2024, counterbalanced by the sale of “Pyxis Epsilon” in December 2023.

Voyage related costs and commissions: Voyage related costs and commissions of $4.1 million in the fourth quarter of 2024, represented an increase of $2.8 million, or 219%, from $1.3 million in the same period of 2023, primarily as a result of higher spot employment for our MRs from 96 days, including the unfixed days, in the fourth quarter in 2023 to 195 days in the same period of 2024 and the lower utilization in bulkers. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot employment results in increased voyage related costs.

Vessel operating expenses: Vessel operating expenses of $3.5 million for the three-month period ended December 31, 2024, represented an increase of $0.3 million, or 11.0%, from $3.1 million in the same period of 2023, reflecting the expansion of our fleet from the dry-bulk acquisitions. Vessel ownership days for the three-month period ended December 31, 2024, was 552 days compared to 443 for the same period, 2023.

General and administrative expenses: General and administrative expenses of $0.8 million for the fourth quarter of 2024 represented an increase of $0.1 million, or 18.0%, from $0.6 million in the same period of 2023, reflecting increased professionals’ fees and inflationary cost pressures. Also administrative fees due to Maritime have been adjusted by 3.5% to reflect the 2023 inflation rate in Greece.

Management fees: For the three months ended December 31, 2024, management fees charged from our tanker ship manager, Pyxis Maritime Corp. (“Maritime”), our dry-bulk ship manager Konkar Shipping Agencies S.A. (“Konkar Agencies”), both affiliated entities with our Chairman and Chief Executive Officer, Mr. Valentis, and from International Tanker Management Ltd. (“ITM”), the technical manager of our MRs, remained in the same level of $0.5 million compared to the 2023 same period.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended December 31, 2024, remained flat compared to the same period of 2023.

Depreciation: Depreciation of $1.9 million for the quarter that ended December 31, 2024, represented an increase of $0.4 million, or 22.7% compared to $1.6 million in 2023 and reflected additional depreciation for the acquired bulkers “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” partially offset by depreciation ceasing of the sold tanker “Pyxis Epsilon”.

Gain from the sale of vessels, net: During the quarter that ended December 31, 2023, we recorded a gain of $17.1 million from the sale of the “Pyxis Epsilon”, which was delivered to her new owners on December 15, 2023.

Interest and finance costs, net: Interest and finance costs for the quarter ended December 31, 2024, were $1.6 million remained flat compared to the same period of 2023. This was attributed to higher average debt levels which were offset by lower SOFR referenced interest rates paid on all the floating rate bank debt as well as amendments for two of our loan agreements for the “Pyxis Lamda” and the “Pyxis Theta” to include reduced interest rate margins.

Interest income: Interest income of $0.5 million received during the quarter ended December 31, 2024, increased slightly compared to same period in 2023, due to larger average balances of short-term time deposits during the most recent period offset by lower interest rates.

Loss/(Gain) assumed by non-controlling interest: Loss assumed by the non-controlling interest for the quarter ended December 31, 2024, of $0.2 million compared to gain assumed by the non-controlling interest for the fourth quarter of 2023 of $0.1 million represented $0.2 million decrease attributable to the Non-Controlling Interest (the “NCI”) in the joint ventures for the dry-bulk carriers “Konkar Ormi” and “Konkar Venture”.

Management’s Discussion & Analysis of Financial Results for the Years ended December 31, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $51.5 million for the year ended December 31, 2024, represented an increase of $6.1 million, or 13.4%, from $45.5 million in the comparable period of 2023. In the year ended December 31, 2024, our MR average daily TCE rate was $29,289, a $2,656 per day or 10% increase from $26,633 per day in 2023 primarily due to the higher demurrage revenue. Also, in the year ended December 31, 2024, our dry-bulk average daily TCE rate of $15,353 remained in the same level compared to daily TCE rate of $15,323 for the prior year. However, as the year progressed, we experienced declining dry-bulk charter rates and utilization. In 2024, our bulker utilization was 82.9% as compared to 80.7% in 2023. Total fleet ownership days in the year ended December 31, 2024 was 1,971 for an average 5.4 vessels compared with 1,634 days for an average 4.5 vessels for the same period of 2023. This increase was due to the dry-bulk vessel acquisitions of the “Konkar Ormi” in September 2023, the “Konkar Asteri” in February 2024 and the “Konkar Venture” in June 2024, counterbalanced by the MR sales of the “Pyxis Malou” in March 2023 and the “Pyxis Epsilon” in December 2023.

Voyage related costs and commissions: Voyage related costs and commissions of $9.5 million for the year ended December 31, 2024, represented an increase of $3.2 million, or 50.0%, from $6.4 million for the same period of 2023. This increase was primarily a result of higher spot employment for our fleet from 402 days, including the unfixed days, in the year ended in December 31, 2023 to 621 days in 2024. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot employment results in increased voyage related costs.

Vessel operating expenses: Vessel operating expenses of $13.4 million for the year ended December 31, 2024, represented a $1.7 million or 15.0% increase compared to $11.6 million in 2023. This increase was mainly attributed to 337 additional ownership days to 1,971 days for the year ended December 31, 2024 from 1,634 days in 2023, due to the fleet expansion of the dry-bulk carriers, partially offset by the MR sales of the “Pyxis Malou” in March 2023 and the “Pyxis Epsilon” in December 2023.

General and administrative expenses: General and administrative expenses of $3.0 million for the year ended December 31, 2024, represented a decrease of $0.5 million or 13.1%, from $3.4 million in 2023, mainly due to the performance bonus of $0.6 million paid in the previous year to Maritime. The General and administrative expenses also include a non-cash charge of the common shares granted under the Company’s existing Employee Incentive Program (the “EIP”) of $63 thousand and $171 thousand in fiscal years 2024 and 2023, respectively. In November 2024 our Board of Directors approved the issuance of a total of 72,500 restricted common shares under the existing EIP to employees, board members and Company’s affiliates. In May 2023 the Board of Directors approved the issuance of a total of 55,000 restricted common shares, under the EIP to a similar group of recipients, of which 20,000 vested during the fourth quarter of 2024. In addition, administrative fees due to Maritime were increased by 3.5% to reflect the 2023 inflation rate in Greece.

Management fees: For the year ended December 31, 2024, management fees paid to Maritime, ITM and Konkar Agencies of $1.7 million in the aggregate, represented an increase of $0.2 million or 12.9% compared to $1.5 million in 2023. The increase was the result of the three dry-bulk carrier acquisitions partially offset by the two MR sales. Also, ship management fees due to Maritime for 2024 were adjusted by 3.5% to reflect the inflationary effects in Greece from the prior year.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2024, remained flat compared to 2023.

Depreciation: Depreciation of $6.9 million for the year ended December 31, 2024, represented an increase of $1.4 million, or 25.5% compared to $5.5 million in 2023 reflecting the additional depreciation for the recently acquired bulkers “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” partially offset by depreciation ceasing for the sold tankers “Pyxis Malou” and “Pyxis Epsilon” in 2023.

Gain from the sale of vessels, net: During the year ended December 31, 2023, we recorded total gains of $25.1 million, including an $8.0 million gain from the sale of the “Pyxis Malou”, which occurred in the first quarter of 2023, and $17.1 million gain from the sale of the “Pyxis Epsilon”, which occurred in December 2023.

Loss from debt extinguishment: During the year ended December 31, 2023, we recorded a loss from debt extinguishment of $0.4 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the loan repayments of the sold vessels “Pyxis Malou” and “Pyxis Epsilon” and the debt refinancing of the “Pyxis Karteria”.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2024, were $6.5 million, compared to $5.8 million in the comparable period in 2023, an increase of $0.7 million, or 11.9%. This increase was primarily attributable to a higher average debt level, partially offset by the lower SOFR indexed rates paid on all the floating rate bank debt. Moreover, on July 30, 2024, we agreed with an existing bank to refinance the debt of one of our subsidiaries, the Seventhone Corp. The amended loan agreement provides a five year amortizing bank loan, due July 2029, with similar quarterly repayments, priced at SOFR plus 2.40% (reduced from 3.35%) and secured by, among other things, the vessel “Pyxis Theta”. In addition, the same lender agreed to reduce the interest margin from 3.15% to 2.40% applicable to our subsidiary’s Eleventhone Corp. (“Pyxis Lamda”) credit facility which matures in December 2026. As of December 31, 2024, the outstanding balance of these two separate loans aggregated $25.8 million, and the average reduction in interest margin was 85 basis points. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter of 2023. In March, 2023, we completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel, with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

Interest income: Interest income from time deposits, $2.3 million received during the year ended December 31, 2024, compared to $1.2 million for the same period in 2023, represented an increase of $1.1 million or 86.5% due to larger average balances of short-term time deposits offset by lower interest rates.

Loss assumed by non-controlling interest: Loss assumed by non-controlling interest for the year ended December 31, 2024 was $0.4 million, a $0.2 million or 79.6% increase compared to $0.2 million for 2023. This represents the 40% share of the loss which is attributable to the NCI in the two single ship dry-bulk joint ventures.

Consolidated Statements of Comprehensive Income/(Loss)

For the three months ended December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended December 31,
	2023	2024

Revenues, net	$13,249	$12,035

Expenses:
Voyage related costs and commissions	(1,284)	(4,091)
Vessel operating expenses	(3,141)	(3,486)
General and administrative expenses	(640)	(755)
Management fees, related parties	(240)	(339)
Management fees, other	(196)	(126)
Amortization of special survey costs	(114)	(90)
Depreciation	(1,552)	(1,904)
Allowance for credit losses	(19)	38
Gain from the sale of vessels, net	17,108	—
Operating income	23,171	1,282

Other expenses:
Loss from debt extinguishment	(92)	—
Interest and finance costs	(1,634)	(1,631)
Interest income	441	483
Total other expenses, net	(1,285)	(1,148)

Net income	$21,886	$134

Loss attributable to/(Gain) assumed by non-controlling interests	(60)	180
Net income attributable to Pyxis Tankers Inc.	$21,826	$314

Dividend Series A Convertible Preferred Stock	(196)	(32)
Deemed dividend from Series A Convertible Preferred Stock Redemption	—	(2,682)
Net income/(loss) attributable to common shareholders	$21,630	$(2,400)

Income/(loss) per common share, basic	$2.04	$(0.23)
Income/(loss) per common share, diluted	$1.76	$(0.23)

Adjusted net income (1)	$21,630	$282
Adjusted income per common share (1), basic	$2.04	$0.03
Adjusted income per common share (1), diluted	$1.76	$0.03

Weighted average number of common shares, basic	10,557,465	10,565,126
Weighted average number of common shares, diluted	12,394,247	10,565,126

(1) Adjusted net income attributable to common shareholders and Adjusted income per common share are Non-GAAP measures and are defined and reconciled under the “Non-GAAP Measures” section.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year ended December 31,
	2023	2024

Revenues, net	$45,468	$51,542

Expenses:
Voyage related costs and commissions	(6,352)	(9,527)
Vessel operating expenses	(11,623)	(13,367)
General and administrative expenses	(3,448)	(2,996)
Management fees, related parties	(728)	(1,177)
Management fees, other	(760)	(503)
Amortization of special survey costs	(388)	(382)
Depreciation	(5,503)	(6,904)
Allowance for credit losses	78	38
Gain from the sale of vessels, net	25,125	—
Operating income	41,869	16,724

Other expenses, net:
Loss from debt extinguishment	(379)	—
Loss from financial derivative instruments	(59)	—
Interest and finance costs	(5,835)	(6,529)
Interest income	1,240	2,312
Total other expenses, net	(5,033)	(4,217)

Net income	$36,836	$12,507

Loss attributable to/(Gain) assumed by non-controlling interest	201	361
Net income attributable to Pyxis Tankers Inc.	$37,037	$12,868

Dividend Series A Convertible Preferred Stock	(810)	(562)
Deemed dividend from Series A Convertible Preferred Stock Redemption	—	(2,682)
Net income attributable to common shareholders	$36,227	$9,624

Income per common share, basic	$3.38	$0.91
Income per common share, diluted	$2.94	$0.91

Adjusted net income (1)	$36,227	$12,306
Adjusted income per common share (1), basic	$3.38	$1.17
Adjusted income per common share (1), diluted	$2.94	$0.96

Weighted average number of common shares, basic	10,701,059	10,524,511
Weighted average number of common shares, diluted	12,585,777	10,524,511

(1) Adjusted net income attributable to common shareholders and Adjusted income per common share are Non-GAAP measures and are defined and reconciled under the “Non-GAAP Measures” section.

Consolidated Balance Sheets

As of December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	December 31,
	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,539	$21,243
Short-term investment in time deposits	20,000	17,000
Inventories	957	1,889
Trade accounts receivable, net	4,964	5,040
Due from related parties	194	—
Prepayments and other current assets	226	706
Insurance claim receivable	—	245
Total current assets	60,880	46,123

FIXED ASSETS, NET:
Vessels, net	99,273	140,024
Advance for vessel additions	—	170
Advance for vessel acquisition	2,663	—
Total fixed assets, net	101,936	140,194

OTHER NON-CURRENT ASSETS:
Restricted cash	1,800	1,350
Deferred dry-dock and special survey costs, net	1,622	1,214
Prepayments and other non-current assets	75	—
Total other non-current assets	3,497	2,564
Total assets	$166,313	$188,881

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,580	$7,561
Trade accounts payable	1,695	2,107
Due to related parties	990	973
Hire collected in advance	1,173	111
Accrued and other liabilities	646	1,502
Total current liabilities	10,084	12,254

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	55,370	76,963
Total non-current liabilities	55,370	76,963

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 403,631 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2023 and nil at December 31, 2024)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,542,547 shares issued and outstanding as at December 31, 2023 and 10,553,399 at December 31, 2024, respectively)	11	11
Additional paid-in capital	110,799	98,035
Accumulated deficit	(14,270)	(4,670)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	96,540	93,376
Non-controlling interest	4,319	6,288
Total stockholders’ equity	100,859	99,664
Total liabilities and stockholders’ equity	$166,313	$188,881

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2023	2024
Cash flows from operating activities:
Net income	$36,836	$12,507
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,503	6,904
Amortization and write-off of special survey costs	388	382
Allowance for credit losses	(78)	(38)
Amortization and write-off of financing costs	247	238
Amortization of restricted common stock grants	171	63
Loss from debt extinguishment	379	—
Gain from financial derivative instrument	59	—
Gain on sale of vessels, net	(25,125)	—
Changes in assets and liabilities:
Inventories	954	(932)
Due from/(to) related parties	(231)	177
Trade accounts receivable, net	5,583	(38)
Prepayments and other assets	(97)	(405)
Insurance claim receivable	608	(245)
Special survey cost	(1,379)	26
Trade accounts payable	(1,094)	412
Hire collected in advance	(960)	(1,062)
Accrued and other liabilities	(322)	857
Net cash provided by operating activities	$21,442	$18,846

Cash flow from investing activities:
Proceeds from the sale of vessel, net	64,213	—
Advance for vessel acquisition	(2,663)	—
Payments for vessel acquisition	(28,500)	(44,969)
Ballast water treatment system installation	(768)	—
Vessel additions	(77)	(24)
Vessel additions prepayments	—	(170)
Short-term investment in time deposits	(20,000)	3,000
Net cash (used in)/provided by investing activities	$12,205	$(42,163)

Cash flows from financing activities:
Proceeds from long-term debt	34,500	31,000
Repayment of long-term debt	(38,760)	(7,307)
Contributions from non-controlling interests to Joint Venture	4,520	5,880
Redemption of Series A Convertible Preferred shares	—	(10,079)
Repayment of promissory note	(6,000)	—
Financial derivative instrument	561	—
Payment of financing costs	(277)	(357)
Preferred stock dividends paid	(797)	(587)
Common stock re-purchase program	(1,244)	(1,486)
Deemed dividend from Konkar Venture Acquisition	—	(7,493)
Net cash provided by/(used in) financing activities	$(7,497)	$9,571

Net (decrease)/increase in cash and cash equivalents and restricted cash	26,150	(13,746)
Cash and cash equivalents and restricted cash at the beginning of the period	10,189	36,339
Cash and cash equivalents and restricted cash at the end of the period	$36,339	$22,593

Supplemental Information:
Cash paid for interest	$5,630	$5,908
Issuance of common stock financing acquisition of vessel “Konkar Venture” (Non-cash financing activities)	—	1,382
Unpaid portion of financing costs	16	—
Unpaid portion of Special survey cost	126	—
Unpaid portion of Ballast water treatment system installation	43	—

Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs, at December 31, 2024 of $84.5 million. Pursuant to our loan agreements, as of December 31, 2024, we were required to maintain a minimum cash balance of $1.35 million. Total cash and cash equivalents, including the minimum liquidity classified as restricted cash and cash that has been classified as a short-term investment in time deposits, aggregated to $39.6 million as of December 31, 2024.

(Amounts in thousands of U.S. dollars)	December 31,
	2023	2024
Total funded debt, net of deferred financing costs	$60,950	$84,524

On December 31, 2024, our weighted average interest rate on our total funded debt for the three months ended December 31, 2024 was 7.77% and on the same date the weighted average interest margin was 2.38%. At that date, we had short-term interest-bearing investments of $17.0 million. Our next loan maturity is scheduled for December, 2026 with a balloon principal payment of $12.2 million due on the 2017 built “Pyxis Lamda”.

In October 2024, 460 Preferred Shares were converted which resulted in the issuance of 2,053 common shares. In addition, 1,474 non-tradeable underwriter’s warrants were exercised which resulted in the issuance of 1,403 of our publicly traded warrants (Nasdaq Cap Mkts: PXSAW).

On October 20, 2024, we redeemed all of our remaining 303,171 Preferred Shares at the liquidation preference of $25.00 per share along with the payment of a final cash dividend, accrued till the redemption date. Upon redemption, all outstanding Preferred Shares were cancelled by the Company, monthly cash dividends with respect to these shares were no longer payable and the right to convert the outstanding Preferred Shares into 1,353,442 common shares was extinguished. The Preferred Shares also ceased trading on the Nasdaq Capital Market, where they were previously listed under the ticker symbol “PXSAP.” The difference between the carrying value and the fair value of the Preferred Shares, which aggregated $2.7 million, was recognized as a reduction of the retained earnings by a deemed dividend and has been reflected in the calculations of income per common share, basic for 2024.

In November 2024, our Board of Directors approved the issuance of a total of 72,500 restricted common shares under the existing EIP to certain employees, board members and Company affiliates. The restricted shares have a vesting period of 12 months through November 2025.

Under our authorized expanded common share buy-back program of $3.0 million, during the quarter ended December 31, 2024, we repurchased 160,690 PXS common shares at an average price of $4.09 per share, excluding brokerage commissions, or $657 thousand in total. During the year ended December 31, 2024, we repurchased a total of 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.46 million, excluding brokerage commissions, under this share re-purchase program which expires in May 2025.

On December 31, 2024, we had a total of 10,553,399 common shares issued and outstanding of which Mr. Valentis beneficially owned 56.9%, and 1,592,465 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding 2,000 and 2,683 Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively and non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 1,986 have exercise prices of $8.75 and $5.60, respectively).

Subsequent Events

After the year ended December 31, 2024, and as of January 30, 2025 we have repurchased an additional 67,534 PXS common shares at an average price of $3.91 per share, excluding brokerage commissions, or an incremental $264 thousand under the share buy-back program.

On January 30, 2025, we fully utilized the remaining amount under our prior authorized $3.0 million common share repurchase program. Since summer 2023, we have acquired a total of 730,683 common shares in the open market at an average cost of $4.03 per share, excluding commissions. As of the date of this report, we have no ability under our common share repurchase program to purchase any additional common shares. After the completion of these additional open market purchases, as of January 30, 2025, we had 10,485,865 common shares outstanding of which 57.3% were beneficially owned by Mr. Valentis.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as interest income, loss from debt extinguishment, loss or gain from financial derivative instrument and loss or gain from sales of vessels. EBITDA and adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA, adjusted EBITDA, Adjusted net income and Adjusted income per common share are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Net Income to EBITDA and adjusted EBITDA:

Reconciliation of Net income to EBITDA and adjusted EBITDA	Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars)	2023	2024	2023	2024

Net income	$21,886	$134	$36,836	$12,507
Depreciation	1,552	1,904	5,503	6,904
Amortization of special survey costs	114	90	388	382
Interest and finance costs	1,634	1,631	5,835	6,529
EBITDA	$25,186	$3,759	$48,562	$26,322

Interest income	(441)	(483)	(1,240)	(2,312)
Loss from debt extinguishment	92	—	379	—
Loss from financial derivative instrument	—	—	59	—
Gain from the sale of vessels, net	(17,108)	—	(25,125)	—
Adjusted EBITDA	$7,729	$3,276	$22,635	$24,010

Adjusted net income excludes the non-recurring effect of the full redemption of Preferred Shares. The earnings are adjusted to exclude $2.7 million which was recognized as a reduction in the retained earnings by a deemed dividend. The following table reconciles Net income attributable to common shareholders and Adjusted net income.

Reconciliation of Net income/(loss) attributable to common shareholders and Adjusted net income	Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars)	2023	2024	2023	2024

Net income/(loss) attributable to common shareholders	$21,630	$(2,400)	$36,227	$9,624

Deemed dividend from Series A Convertible Preferred Stock Redemption	—	2,682	—	2,682

Adjusted net income	$21,630	$282	$36,227	$12,306

Adjusted income per common share, basic	$2.04	$0.03	$3.38	$1.17
Adjusted income per common share, diluted	$1.76	$0.03	$2.94	$0.96

Weighted average number of common shares, basic	10,557,465	10,565,126	10,701,059	10,524,511
Weighted average number of common shares, diluted	12,394,247	10,565,126	12,585,777	10,524,511

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, adjusted EBITDA, Adjusted net income attributable to common shareholders, Adjusted income per common share basic and diluted, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net, Net income, Net income attributable to common shareholders and income/(loss) per common share basic and diluted. Our presentation of EBITDA, adjusted EBITDA, Adjusted net income attributable to common shareholders, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data: (Amounts in U.S. dollars per day)		Three months ended December 31,		Year ended December 31,
		2023	2024	2023	2024
Eco-Efficient MR2:
(2024: 3 vessels)	Daily TCE :	30,476	22,084	27,090	29,289
(2023: 4 vessels)	Opex per day:	7,346	7,205	6,936	7,195
	Utilization % :	97.7%	89.5%	96.6%	96.1%
Eco-Modified MR2:
(2024: n/a)	Daily TCE :	n/a	n/a	17,101	n/a
(2023: 1 vessel)	Opex per day:	n/a	n/a	9,319	n/a
	Utilization % :	n/a	n/a	79.3%	n/a
MR Fleet:
(2024: 3 vessels) *	Daily TCE :	30,484	22,084	26,633	29,289
(2023: 5 vessels) *	Opex**per day:	7,346	7,205	7,065	7,195
	Utilization % :	97.7%	89.5%	95.7%	96.1%

Average number of MR vessels *		3.8	3.0	4.2	3.0

Dry-bulk:
(2024: 3 vessels) *	Daily TCE :	16,932	11,582	15,323	15,353
(2023: 1 vessel)	Opex per day:	6,087	5,421	7,772	6,240
	Utilization % :	95.7%	77.9%	80.7%	82.9%

Average number of Dry-bulk vessels *		1.0	3.0	0.3	2.4

Total Fleet:
(2024: 6 vessels) *	Daily TCE :	27,717	17,197	25,972	23,617
(2023: 6 vessels) *	Opex per day:	7,085	6,313	7,112	6,772
	Utilization % :	97.3%	83.7%	94.7%	90.3%

Average number of vessels *		4.8	6.0	4.5	5.4

As of March 13, 2025, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” delivered on February 15, 2024 and “Konkar Venture” delivered to our joint venture on June 28, 2024. During 2023 and 2024, the vessels in our fleet were employed under time and spot charters.

*

a) The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

b) The Eco-Modified MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

c) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

d) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

e) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August.

**

For the three and twelve months ended December 31, 2024, net credits of $1 thousand and $19 thousand, respectively, attributable to previous years sold vessels have been excluded.

Company Presentation

A presentation of our results is available on our website (http://www.pyxistankers com). However, none of the information contained on our website is incorporated into or forms a part of this report.

Pyxis Tankers Fleet (as of March 13, 2025)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda	SPP / S. Korea	MR2	50,145	2017	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR2	51,795	2013	Time	22,000	Dec 2025
Pyxis Karteria (3)	Hyundai / S. Korea	MR2	46,652	2013	Time	24,500	Sep 2025
			148,592
Dry-bulk fleet
Konkar Ormi (4)	SKD / Japan	Ultramax	63,520	2016	Time	13,650	Mar 2025
Konkar Asteri (5)	JNYS / China	Kamsarmax	82,013	2015	Time	12,850	Mar 2025
Konkar Venture (6)	JNYS / China	Kamsarmax	82,099	2015	Time	n/a	n/a
			227,632

1.	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2.	“Pyxis Theta” is fixed on a time charter for 12 months +/- 30 days, at $22,000 per day.
3.	“Pyxis Karteria” is fixed on a time charter for 12 months +/- 30 days, at $24,500 per day.
4.	“Konkar Ormi” is fixed on a time charter for 60 – 70 days, at $13,650 per day, plus a $365,000 ballast bonus, plus an estimated scrubber compensation of $69,000
5.	“Konkar Asteri” is fixed on a time charter for 60 – 70 days, at $12,850 per day, plus a $285,000 ballast bonus, plus an estimated scrubber compensation of $93,000.
6.	“Konkar Venture” is performing her second Special Survey since February 27, 2025, and is expected to continue her employment at the end of March.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.